UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 4)*

Sears Canada Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)

81234D109
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81234D109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

17,087,893

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

18,691,677

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,691,677

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.3%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	81234D109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

342,960

8.	SHARED VOTING POWER

17,087,893

9.	SOLE DISPOSITIVE POWER

342,960

10.	SHARED DISPOSITIVE POWER	[_]

18,691,677

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,034,637

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	81234D109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,014,115

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

12,014,115

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,014,115

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	81234D109

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on November 30, 2016.

Item 2.	Identity and Background.

No material changes from the Schedule 13D filed by the Reporting Persons on November 30, 2016.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on November 30, 2016.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis.

The Reporting Persons have no plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D, except as set forth below.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.  The contact may include proposing or considering any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Fairholme continues to evaluate the Issuer and its business, affairs, operations, results of operations, contracts, liabilities, properties and prospects, and may consider, evaluate and discuss potential transactions involving the Issuer or its affiliates, including, without limitation, financing transactions, purchase and sale transactions or restructuring transactions. Fairholme, either individually or together with other parties, may make proposals with respect to such transactions involving the Issuer or that may otherwise involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Fairholme also is evaluating and considering a potential sale of Shares of the Issuer in order to generate a tax loss for Fairholme and its investors.  There is no assurance that Fairholme will make or pursue any such proposal or transaction or that any such proposal will result in a completed transaction.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Fairholme may be deemed to be the beneficial owner of 18,691,677 Shares (18.3%) of the Issuer, based upon the 101,877,662 Shares outstanding as of June 13, 2017, according to the Issuer.  Fairholme has the sole power to vote or direct the vote of 0 Shares, Fairholme has the shared power to vote or direct the vote of 17,087,893 Shares, Fairholme has the sole power to dispose or direct the disposition of 0 Shares and Fairholme has the shared power to dispose or direct the disposition of 18,691,677 Shares to which this filing relates.

The Fund may be deemed to be the beneficial owner of 12,014,115 Shares (11.8%) of the Issuer, based upon the 101,877,662 Shares outstanding as of June 13, 2017, according to the Issuer. The Fund has the sole power to vote or direct the vote of 0 Shares, the Fund has the shared power to vote or direct the vote of 12,014,115 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and the Fund has the shared power to dispose or direct the disposition of 12,014,115 Shares to which this filing relates.  Of the 12,014,115 Shares deemed to be beneficially owned by the Fund, 10,075,672 are owned by The Fairholme Fund and 1,938,443 are owned by The Fairholme Allocation Fund, each a series of the Fund.

Mr. Berkowitz may be deemed to be the beneficial owner of 19,034,637 Shares (18.7%) of the Issuer, based upon the 101,877,662 Shares outstanding as of June 13, 2017, according to the Issuer.  Mr. Berkowitz has the sole power to vote or direct the vote of 342,960 Shares, Mr. Berkowitz has the shared power to vote or direct the vote of 17,087,893 Shares, Mr. Berkowitz has the sole power to dispose or direct the disposition of 342,960 Shares and Mr. Berkowitz has the shared power to dispose or direct the disposition of 18,691,677 Shares to which this filing relates.

The trading dates, number of Shares purchased or sold and the price per share for all transactions in the Shares during the last 60 days by the Reporting Persons are set forth in Exhibit 99.2 and were effected in the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Statement

Exhibit 99.2	A description of the transactions in the Shares that were effected by the Reporting Persons during the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2017
(Date)

Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
Chief Compliance Officer Fairholme Capital Management, L.L.C.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Paul R. Thomson, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his capacity as the controlling person of the sole member of Fairholme Capital Management, LLC, for the sole purpose of signing on his behalf any and all Regulatory Filings under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940 and any amendments and supplements thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to accomplish the above, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall continue effective until revoked by me at any time.

Dated this 8th day of August, 2017.

Fairholme Capital Management, LLC

By: Fairholme Holdings, LLC, Sole Member

By: /s/ Bruce R. Berkowitz
Bruce R. Berkowitz, Controlling Person

Exhibit 99.1

AGREEMENT

The undersigned agree that this Schedule 13D/A dated August 8, 2017 relating to the Common Shares of Sears Canada Inc. shall be filed on behalf of the undersigned.

Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
Chief Compliance Officer Fairholme Capital Management, L.L.C.

Exhibit 99.2

TRANSACTIONS IN SHARES BY ACCOUNTS ADVISED BY FAIRHOLME CAPITAL MANAGEMENT, L.L.C

Transaction	Date	Shares	Price
Sale	7/28/2017	104,300	$0.61
Sale	7/31/2017	249,000	$0.61
Sale	8/1/2017	100,000	$0.56
Sale	8/2/2017	77,000	$0.55
Sale	8/3/2017	514,900	$0.36
Sale	8/4/2017	83,808	$0.24
Sale	8/4/2017	135,010	$0.25
Sale	8/4/2017	247,293	$0.26
Sale	8/4/2017	383,300	$0.25
Sale	8/7/2017	216,000	$0.25
Sale	8/8/2017	280,000	$0.25